United States securities and exchange commission logo





                             March 12, 2024

       Joseph Robert
       Chief Executive Officer
       Robert Ventures Holdings LLC
       2810 N. Church St.
       #28283
       Wilmington, DE 19802

                                                        Re: Robert Ventures
Holdings LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed February 7,
2024
                                                            File No. 024-12331

       Dear Joseph Robert:

               We have reviewed your amended offering statement and have the following comments.
       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Use of Proceeds, page 24

   1. The intended use of proceeds assuming the offering is fully subscribed exceeds the amount of net proceeds
available. Please revise your table to correct this discrepancy.
   2. We note your response to comment 13 and your disclosure related to a loan from Valiant
                                                        Builder Finance and/or
TowneBank. Please provide detailed disclosure regarding this loan, including the
terms and any covenants. To the extent you will use proceeds to make payments, please revise
your table to clarify this. Please advise whether you have
                                                        additional amounts
remaining to be drawn upon. Please file the loan agreement. Please see
                                                        Part III, Item 17(6) of
Form 1-A. Further, please revise the section "Management's
                                                        Discussion and
Analysis" to address this loan.
 Joseph Robert
FirstName  LastNameJoseph Robert
Robert Ventures Holdings LLC
Comapany
March      NameRobert Ventures Holdings LLC
       12, 2024
March2 12, 2024 Page 2
Page
FirstName LastName
Digital Assets, page 26

3. Please expand your disclosure in this subsection to disclose that your process for analyzing whether a particular crypto asset that you intend to invest in or transact in is a
         "security" under Securities Act Section 2(a)(1) is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts. Also please add a cross-reference to your related risk factor disclosure at pages 13 -
14.
BitGo's Custody Procedures and Arrangements, page 28

4. We note your response to prior comment 10. Please revise to address the following:
             Disclose the coverage limits of the custodian   s insurance
policies, in both absolute
            terms and as a percentage of the value of your crypto assets held by the custodian;
             Describe the    SOC I and SOC II Type II audits    you reference
and disclose how
            frequently they are conducted; and
             Describe how your independent auditor will verify the existence of your crypto assets held by the custodian.
Staking Process on BitGo, page 29

5. We note your revised risk factor disclosure on page 12 in response to comment 5 (bullet point 2). Please further revise your disclosure on page 29 under Staking Process on
         BitGo    to add a cross-reference to your related risk factor
disclosure on page 12.
6. We note that in response to prior comment 11, you have revised your disclosure in the first numbered paragraph on page 29 to state that you do not currently stake any crypto assets and intend to stake Ether. We also note that your disclosure continues to state that
         your choice of crypto asset for staking    depends on various factors,
including the asset   s
         market performance, security, and the expected Annual Percentage Yield
(APY),    which
         suggests that you may stake crypto assets other than Ether in future periods. Please revise to clarify your intentions to stake any crypto assets other than Ether, and, if so, identify which ones. Alternatively, to the extent that there are none, please revise to so state.
7. Further, please advise us as to how you intend to ensure that your interest arising from any delegated staking program in which you participate is not itself a "security" under
         Securities Act Section 2(a)(1). See, for example, SEC v. Coinbase, Inc., et al. (complaint filed June 6, 2023) and SEC v. Payward Ventures, et al. (d/b/a Kraken) (complaint filed
         Feb. 9, 2023). Also please revise your related risk factors at pages
12     14 to address the
         potential risks related thereto if your interest in any such delegated staking program were determined to be a security, including the impact on your investment company analysis.
Management's Discussion and Analysis, page 32

8. We note your response to prior comment 12. Please clearly highlight on your website, where you discuss the bonds, the risk that you may not be able to make scheduled payments of interest or principal on the bonds, especially if investors do not agree to leave
 Joseph Robert
FirstName  LastNameJoseph Robert
Robert Ventures Holdings LLC
Comapany
March      NameRobert Ventures Holdings LLC
       12, 2024
March3 12, 2024 Page 3
Page
FirstName LastName
         their money with you and receive compound interest.
Exhibits
Exhibit 11
Consent of Independent Accountants, page 39

9.       We note your response to prior comment 24 and reissue the comment.
Your auditor
         continues to refer to the "financial statements... for the period May 3, 2022 (Inception)
         through December 31, 2022" within its consent without reference to financial statement as of December 31, 2022 (i.e., consolidated balance sheet). Please have your auditor update their consent to specifically refer to all financial statements for which consent is being provided in their Auditors' Report dated August 15, 2023.
Consolidated Financial Statements
Six Months Ended June 30, 2023, page F-11

10. We note your response to prior comment 21 and the retainment of your accountant SD
         Associates P.C. While you have removed the Independent Accountants' Compilation
         Report from the Form 1-A/A filed February 7, 2024, we continue to question whether your accountants remain independent of you as of and for all periods for which financial statements are presented. Please provide a fulsome response to the following:
             Your response to prior comment 32 from our letter dated November 14, 2023
              indicated,    limited compilation procedures were completed after
the audit was
              complete, which is why the compilation report is dated two days after the audit report
              was completed.    Please reconcile this statement to your most
recent response
              indicating you    do not have an agreement with the auditor to
compile the interim
              statements included in the Amendment.    Your response should
specifically address
              your consideration of Item 2-01(c)(4)(i) of Regulation S-X given your prior representations as to compilation procedures completed by your auditor.
             Additionally, your response to prior comment 32 from our letter dated November 14,
              2023 indicated    All services were provided in compliance with
Rule 2-01 of
              Regulation S-X.    Please reconcile this statement to your most
recent response
              indicating you prepared the compiled interim financial statements included within the most recently amended offering circular.
             In your most recent response, you indicate that you have compiled the interim financial statements included within the Form 1-A/A filed February 7, 2024, and as a result, there are no independence issues. Please clarify if you are stating that the interim financial statements for the six month period ended June 30, 2023 were originally compiled by SD Associates P.C. but then subsequently you compiled the interim financial statements, or whether SD Associates P.C. never compiled the interim financial statements.
             To the extent SD Associates P.C. never compiled the interim financial statements, please explain in more detail why SD Associates P.C. issued a compilation report to your CEO dated August 17, 2023, and you decided to include the compilation report
 Joseph Robert
FirstName  LastNameJoseph Robert
Robert Ventures Holdings LLC
Comapany
March      NameRobert Ventures Holdings LLC
       12, 2024
March4 12, 2024 Page 4
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FirstName LastName
              in Form 1-A/A filed November 14, 2023.
Statement of Operations, page F-13

11. We note your response to prior comment 23 and updated Statement of Operations on page
         F-13. Please revise the Consolidated Net (Loss) subtotal for the six months ended June
         30, 2023 to reflect a loss of $(10,703).
Statements of Members Equity, page F-14

12. Revise the Statement of Members Equity to separately present activity related to the components of members' equity (i.e., Members' equity Robert Ventures Holdings LLC and Non-controlling interest) in order to rollforward such amounts consistent with the ending balances presented in your balance sheet as of June 30, 2023. Refer to Rules 8-
         03(a)(5) and 3-04 of Regulation S-X.
General

13.      We note the Company   s response to comment 3 in our letter dated
October 12, 2023,
         including your representation that the Company    is investing a
significant portion of its
         assets in real estate, which is not a security.    We also note,
however, disclosure indicating
         that you will not own, exclusively, real estate in connection with your real estate-related business; on page 13 of the Offering Circular, you indicate that you intend to acquire
         mortgages and other liens on and interests in real estate.    Please
specifically identify the
         types of real estate-related assets you intend to acquire and provide an estimate the approximate percentage of your assets that you expect to be comprised of each type of
         asset, including mortgages and other assets that are    notes    as
that term is used in Section
         2(a)(36) of the Investment Company Act of 1940 (the    1940 Act   ).
14. We note your disclosure on page 14 of the Offering Circular that you intend to acquire assets with the proceeds of this offering in satisfaction of such SEC requirements to fall within the exception provided by Section 3(c)(5)(C), and do not intend to acquire any
         miscellaneous assets unrelated to real estate.    To the extent you
believe you will be able
         to rely on the exception provided in Section 3(c)(5)(C) upon the investment of the proceeds of this offering, please provide your detailed legal analysis regarding your conclusion that you will be primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. In your response, please clarify your intentions with respect to your investment of the proceeds of this offering, considering the above-described disclosure appears to contradict disclosure provided elsewhere in your Offering Circular, including on page 27, that you
intend    to invest
         approximately 30% to 70% of the amount raised in digital assets. Please revise, as necessary, your discussion of your potential ability and intention with respect to reliance on the exemption in Section 3(c)(5)(C).
15. Please supplement your response to comment 3 in our letter dated October 12, 2023 to:
             Provide your detailed legal analysis supporting your conclusion that the Company
 Joseph Robert
FirstName  LastNameJoseph Robert
Robert Ventures Holdings LLC
Comapany
March      NameRobert Ventures Holdings LLC
       12, 2024
March5 12, 2024 Page 5
Page
FirstName LastName
              and each of its subsidiaries does not meet the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss (i) the types of assets included on your
balance sheet as    cash
              equivalents,    (ii) the interest receivable, and (iii) any other
substantive determinations
              and/or characterizations of assets that are material to your calculations.
                Provide your detailed legal analysis regarding whether the Company and its
              subsidiaries meet the definition of an    investment company
under Section
              3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
(1947) and
              provide legal and factual support for your analysis of each such factor.
16. Please supplementally provide your detailed legal analysis regarding whether the Manager
         is an    investment adviser    as defined under the Investment
Advisers Act of 1940 (the
            Advisers Act   ). In your response, please address each of the
three prongs of the
            investment adviser    definition in Section 202(a)(11) of the
Advisers Act and identify the
         factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent.
17.      Please revise to correct the following apparent clerical errors:
             On page 11, your revised disclosure in response to comment 5 (bullet point 1) states
              that you    will initially limit [your] cryptocurrency asset
investments in Bitcoin (BTC)
              and Ether (ETH)   .    (Emphasis added). It appears that you may
have intended to
              state that you will initially limit your crypto asset investments to Bitcoin (BTC) and
              Ether (ETH), consistent with your response and related disclosure on page 26. If so, please revise or advise otherwise.
             On page 26, the first paragraph under the subheading "Digital Assets" cross-
              references your disclosure under    Use of Staking Activities in
Crypto Assets and
              Associated Risks.    We are unable to locate a section with that
heading in the offering
              circular. Please revise or advise. Also please consider adding page numbers to the cross-references throughout the filing for ease of reference.
         On page 27, it appears there is a clerical error in the fifth numbered paragraph.
         Specifically, we note that you have moved the phrase    reevaluation
of its status    from the
         third sentence to the fifth sentence. Please review and correct as necessary.
       Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
 Joseph Robert
Robert Ventures Holdings LLC
March 12, 2024
FirstName
Page 6         LastNameJoseph Robert
Comapany NameRobert Ventures Holdings LLC
                                            Office of Real Estate &
Construction
March 12, 2024 Page 6
cc:       Arden Anderson, Esq.
FirstName LastName